Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: May 28, 2004	No. 09/04

IAMGOLD RECEIVES PROPOSAL FROM GOLDEN
 STAR RESOURCES LTD.

Toronto, Ontario: May 28, 2004 – IAMGOLD Corporation announced that it has received an unsolicited proposal from Golden Star Resources Ltd. to acquire all of the outstanding shares of IAMGOLD Corporation. Until IAMGOLD completes its review of the proposal, it will not comment on the proposal or its contents and will not speculate as to any future course of action it might take.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:
Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at ww.iagold.comwm and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.